
Scrap Connection / Tradefox

Business intelligence and trading tools for
recycling industry professionals

infrastructure   technology   software   finance   b2b

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Tradefox (previously Scrap Connection) is a global platform providing B2B software solutions to companies that buy, sell or broker recyclable materials. We connect scrap professionals to facilitate trade in a $250 Billion market. We offer our customers unlimited access to company details on over 100,000 companies dealing in recyclables and thousands of in-depth company Trade Reputation Reports which provide insight on the trustworthiness and reliability of those companies.

Chris Yerbey Founder & CEO @ Scrap Connection / Tradefox

Tradefox   UPDATES [31]   ABOUT   GRAPEVINE [207]   ASK A QUESTION [95]   ADMIN

Why you may want to support us...

First Pick of 525 startups for participation in Startup Bootcamp Amsterdam 2012 accelerator program. (Tech Stars Affiliate.)

Revolutionizing the $250 billion market for recycling.

Potential to provide $200 million of value per year to companies that deal in recycling.

110,000 new company profiles added since 2018.

More than 2,500 detailed Trade Reputation reports available for download.

Over 1 million shipments added in 2019 totaling more than $30 billion.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS



Chris Yerbey
Founder & CEO
12 year scrap industry veteran. Serial entrepreneur with 5 successful companies including 1 tech startup. Alabama native now based in the hottest tech startup center of Europe: Amsterdam!
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David Kelly
CTO
David wrote his first business application at age 16 and has now been crafting the technology that grows startups for almost three decades.



Brendan Jones
Operations Manager
Brendan very capably drives the company's day to day operations. Master of data.

Poonam Dhiman Bansal



Customer Support

Poonam works diligently to verify our quickly growing membership base. She's also responsible for the news, pricing and events for our community.

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Elena Scherer
Director of Product & Design

Why people love us

Scrap Connection was my first pick amongst all other companies at Startup Bootcamp. It's a brilliant idea now put into practice. This is what this sector urgently needs: Trust, Reliability and Transparency

Eric de Groot
Owner and Founder, RevelX & Scrap Connection advisor & investor

The able team at Scrap Connection is headed by Mr. Chris Yerbey. He has always been a relationship builder, and the vision for the company looks great. I personally believe all vendors and scrap users should join and utilize Scrap Connection. It makes sourcing easier, with more competitive prices, and it's a great time saver.

Gautam Ganariwal
Owner, MS Agarwal Foundries Pvt. Ltd.

I think that people should join Scrap Connection, because Chris and his passioned team have a good view on how the scrap business will evolve in the near future into a more efficient and safe way of doing business using their trading platform.

Jacco Maas
Trader at Cronimet Holland

Scrap Connection for us brings together a guide, if you will, within the present and into the future of the metal recycling industry pricing, news and most importantly connections! We recommend anyone looking for verified, trustworthy and reliable scrap connections for ALL metal recycling aspects to join; in this business it's not what you know about the industry, it's who you know in the industry!

David Teows
General Manager, Tri County Scrap Metals, LLC

See more on Buzz

Some of our investors

WE'VE RAISED $1,721,889 FROM 1617+ INVESTORS SINCE OUR FOUNDING



Andrew Douglas VanderPloeg
Passionate about everything business. Finance Manager. Babson (Olin) 2017 MBA Graduate
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Richard Stokvis
Interested in businesses that bring innovative healthcare solutions
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Randy Kirk
Retired from government, started my own business, invested in Reg A startups, author of published book.
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Rem Darbinyan
Founder of Smartclick AI: AI and Machine Learning Innovation Center



James Donnell
58, an auditor and former banker for past 20 years. Have become so interested in investing in start ups. My interests are in tech, medical companies primarily.



Sean Hanagan
I'm a corporate immigration lawyer interested in start up crowdfunding opportunities.
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Joan Lanzagorta Pinol
Insurance expert and personal finance blogger.

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Johnny Evans
Everyday person



Serge-Eric Tremblay



Kickstarter fan and product manager at Microsoft

along with 1608 other investors

In the news








Downloads

📄 Scrap market overview 2018 ISRI yearbook .pdf

Connect

- Search our database of over 110,000 companies
- Discover companies that match your needs with rich filters — location, materials, industry associations, and more
- Contact leads directly via Tradefox, or find contact information



What we're building

Premium company reports: rich data helps assessment of potential and current trading partners, and even competitors by analysing trading habits and history.

See a sample report below, or click here: https://tradefox.co/sample







Our Deck

Who we are, what we're fixing, and how.



The Safest Way to Trade Recyclables



In-depth with Chris Yerbey, CEO

Chris Yerbey, founder of Tradefox / Scrap Connection, is interviewed by Ruud Hendriks, Co-founder of Startup Bootcamp.



Years of experience and connections



Investor Q&A

What does your company do? ⌄

– COLLAPSE ALL

Tradefox (previously Scrap Connection) is a global platform providing B2B software solutions to companies that buy, sell or broker recyclable materials. We connect scrap professionals to facilitate trade in a $250 Billion market. We offer our customers unlimited access to company details on over 100,000 companies dealing in recyclables and thousands of in-depth company Trade Reputation Reports which provide insight on the trustworthiness and reliability of those companies.

Where will your company be in 5 years? ⌄

We aim to become the most trusted platform for services centered around the trade of recyclables. Our goal is to have $2 billion of the annual global scrap trade being conducted on our platform by 2020. Business intelligence on trading partners and competitors, financial services, documentation tools, and arbitration are just some of the elements we will combine to reduce massive financial risks and market inefficiencies.

Why did you start Scrap Connection? ⌄

To fix some big problems.Our founder, Chris Yerbey, has been in the recycling business for over 22 years. He started out brokering, and later traded internationally. Over the years, he and his partner built up a very successful business, but as revenue increased so did their exposure to financial risks. Fraud, contract cancellations, and losses in settlement of quality claims plague every honest buyer, seller and broker of scrap materials. With experience in platform based technology gained from his previous startup, he had a unique cross-industry perspective on how to solve the very problems he was experiencing as a trader. Motivated to use his knowledge to help others avoid these types of losses, Chris founded Scrap Connection in 2012.

Why should I invest? ⌄

Two reasons:

Financial: Because you agree that Scrap Connection's solutions can provide massive financial value to the industry and that we have the team, knowledge and vision to make it happen. You expect a sound return on investment because of this.

Personal:Because you're sick of dodgy characters taking advantage of honest people. It's time to change the scrap industry for the better, and you want to help Scrap Connection achieve that. If you're in the industry, you want to trade without risk.

Our team has years of experience dealing with the problems we are now building products to solve, and also with building technology platforms to solve problems in a traditional industry. We are trying to solve a big problem that could potentially create enormous value for a huge market. If we are successful, our investors could see returns of 10x – 50x in a few years.

What's new about what you're making? How is it different? ⌄

Put simply, we're a first mover. Services for scrap trading exist online, but none with the scope or approach we're aiming for. We see the potential to provide massive value through the reduction of risk, quality claims, contract cancellations, and workflow inefficiencies.

Much of the scrap business operates in a quite old-fashioned (low tech) way, but we believe the sheer value of our services gives a strong incentive for businesses to take advantage of the solutions we're creating.

How do you make money? ⌄

Through a low monthly membership fee currently. Our strategy in the short term is to keep the barrier to entry as low as possible in order to grow the membership base, thereby increasing the value of the network. In the near future, we will implement new features accessible on a pay-per-use basis. For example, we intend to earn money from company reports containing in-depth information on new and existing trading partners, which members would typically download before booking a new order or when doing market research. Other features will include the ability to book low cost shipping, and financial products such as escrow payments, foreign exchange, LC finance, and insurance.

How big can you be? ⌄

We aim to have $2 billion of the annual global scrap trade being reported on our platform by 2022. As we offer more and more pay-per-use services centered around trades, we calculate that our revenue as a percentage of transactions will reach 0.25% or $5 million per year. Using PE ratios for technology companies, the estimated value of our company at this level would be more than $100 million. But $2 billion of trade is less than 1% of the $250 billion scrap market. Upon reaching that milestone, we would pursue a 10% share of the market, and more. This would push the value of our company above the $1 billion mark.

I don't know anything about scrap. Can you explain it for me? ⌄

Sure thing. The waste management industry is one of the biggest industries that you never think about. Around US$250 billion of scrap is traded globally every year, including metals, paper, plastics, glass, rubber, etc. "Scrap" could actually a bad word for it, because it's not rubbish at all; for example 88% of all steel is recycled.

You've probably seen your local scrap yard stacked with old cars, but that's not the only place scrap comes from. Other sources include the demolition of buildings and equipment, off-cuts/waste from industrial processes, and municipal waste collection services.

Who buys the scrap? Well, depending on the material, the country, and what the market is doing, roughly two-thirds of scrap is bought & sold domestically. The remainder is shipped in containers or in bulk overseas. It's bought by industrial mills who melt the scrap down, remove any impurities, and shape it into new products to be sold.

What problems are you actually solving? ⌄

Despite being an old industry, there's a lot of room for incurring loss in the scrap industry. We estimate these losses cost companies over $200 million a year. Here are the main causes, which we're aiming to solve:

Material quality claims: Claims happen, and for good reason: sometimes the material the buyer receives just isn't what they thought they were buying. Maybe it's poorer quality than expected; maybe it's gone rusty over the journey because it was wet when it was loaded into the shipping container. It could be in different size pieces, and therefore requires further treatment before processing. There's a myriad of reasons (not all of them scrupulous), and a lot of them can be solved by better communication and documentation so expectations are managed.

Fraud:Sometimes, you need to buy from a new source. The source might seem legit, but when your shipment arrives, it might be full of very low quality material or perhaps include no material at all. We aim to drastically reduce the chance of that happening with our verification and business intelligence tools.

Contract cancellation:The price of scrap changes every day. Sometimes, it changes so much that the financial benefit of backing out of a deal appears to outweigh the cost of losing a trading partner and having them tell everyone they know not to do business with you. We plan to track deals as they happen so that we can reward honest players and flag dodgy dealers for everybody to see.

Material quality and claims:Recyclable raw materials are typically waste products that have been processed in order to remove impurities that can cause problems in the process of making new materials like steel, aluminium and plastics. These materials can be handled multiple times between the point of creation (demolition of a building, shredding of a car, trimming plastic parts, etc) and the point of use. At each stage, material quality can be improved or worsened, often unintentionally. At the end of the supply chain, the buyer of the material is stuck with it for better or for worse, because they already paid for it. When quality is less than expected, the buyer will file a claim for a partial refund. In the end, the buyer wants a fair settlement and the supplier wants to be sure the claim is genuine.

We aim to improve this claims process by first ensuring that both parties remain accountable for a fair resolution. We will provide inspection services and technology tools which reduce miscommunications regarding quality, while keeping all of the conversations, documentation and photos surrounding a transaction in one place for both parties to easily review. When a rapid solution cannot be found, we can forward the details about the entire transaction to an arbitration firm to help both parties reach a mediated settlement.

Fragmented services:There are a multitude of financial, transport, and documentation services needed when trading in scrap, especially internationally. Some of these are accessible online, but not efficiently. We see that bringing all the services together onto one platform can dramatically streamline workflows.

Isn't the scrap business a bit dodgy? ⌄

Our services are focussed on industrial-scale B2B trade. Shady characters stealing copper wiring in the dead of the night to sell to their local scrap yard certainly exist, but that's not who uses our services.

We connect scrap yards, waste companies, traders and brokers with industrial mills who buy the scrap to melt it down into new finished and semi-finished products, like steel. That said, there's still a lack of oversight and accountability in the industry, which leads to problems in itself, and which we aim to solve.

How do you acquire customers? ⌄

At the moment through word-of-mouth and campaigns on social media platforms that we focus towards industry groups. This has provided us with steady growth until now, but as we look to scale even more we'll be adding dedicated sales hustlers to our team in the near future.

What's your biggest risk? What keeps you up at night? ⌄

Honestly, it's how to convince everyone in the scrap industry that the minor short-term pain of slightly changing how they work is worth the major long-term financial gains delivered through vastly reducing their exposure to risk, quality claims and contract cancellations.

It's a good thing we're passionate and believe in our solutions!

Are you just in metals? What about other verticals? ⌄

Our experience is with the metals market, so we're starting with what we know. Once we're happy with the product, however, we see no reason why it can't be expanded to other recyclables and any other commodity traded in a spot market.We've already opened up our platform to plastic and e-scrap recyclers.

Essentially we see our product being useful to any company that trades in industrial raw materials.

Who are your competitors? How are you different? ⌄

There are a number of companies already offering company info and buy/sell listing services online, specific to the scrap industry. The problems in the industry aren't just solved by simply bringing everyone online, however; in fact they're probably compounded.

Our difference is our focus on verification, accountability, and hard data to give our customers real insight into which companies they should be dealing with.

How will you scale? ⌄

Our platform is designed to scale by its very nature. Our customers are incentivised to invite their contacts, because the more contacts a company has on Scrap Connection, the more value they receive. Therefore, our current users are our most important asset for scaling.

What is crowdfunding? ⌄

There are two types of crowdfunding: rewards-based crowdfunding and equity crowdfunding. We're using equity crowdfunding.

Rewards-based crowdfunding (like on Kickstarter and Indiegogo) is where you give a company money to produce a product you believe in, and in return the company might give you a reward, such as a copy of the product, or public recognition. But if the company goes on to make millions, you don't get any of the profits! This is why we're using equity crowdfunding; we want our investors to profit themselves.

Equity crowdfunding is the process where people (i.e. the 'crowd') invest in an early-stage, unlisted company (a company that is not listed on a stock market, like Scrap Connection) in exchange for shares in that company. A shareholder has partial ownership of a company and stands to profit should the company do well. Unlike traditional investing, each person can invest as little as $200.

Investing in a startup at an early stage can be extremely profitable. If you'd invested $500 in Google back in 1998, it'd be worth $10M today. A $500 investment in Tumblr when it first started would be worth $750K today. These are just a couple of examples of young companies that were acquired for hundreds of millions, even billions, of dollars, making their earliest investors fantastically rich.

However, examples like Google and Tumblr are extremely rare, and only 1 in 10 startups provide a significant return for their investors.

Out of every 10 startups:

3 startups fail, go bankrupt, or the business closes.3 startups are worse than average, aren't very profitable, and return less than the invested capital, but are still active.3 startups are a moderate success, are profitable, and return just the invested capital. They are not acquired yet and are still active.1 highly successful startup will pay the investor a multiple return on his investment. That startup has an IPO or is the target of a significant acquisition.

Here are some great resources to learn more:

Wefunder FAQ: "How do I earn a return?"

Video [3 mins]: "Why Invest Through Equity Crowdfunding?" (just ignore when she talks about 'Americans' - everyone can invest in Scrap Connection!)

A great in-depth equity crowdfunding video tutorial [25 mins]: "Crowdfund Investing 101"

Also, check out this interview on Mad Money [6 mins]: "Investing In Startups"

Why did you choose to use crowdfunding instead of traditional investment?
⌄

We believe we can change the industry by creating the most trustworthy trading network in the world. And we need the industry's support to make that happen. Through crowdfunding, we can now offer shares in Scrap Connection, allowing others to participate financially in our success.

By investing, industry professionals can both enact change in the industry, and make a profit.

Of 191 industry professionals we surveyed in July 2016, 51% said they'd be interested in investing in Scrap Connection, with amounts totalling over $240K. That belief in the demand for our product is hugely motivating, and it encouraged us to launch this crowdfunding campaign.

How do I invest? ⌄

For any questions you have about investing, please first read Wefunder's very comprehensive investor FAQ: https://wefunder.com/faq/investors. Otherwise, please ask us below and we'll be happy to answer!

Can I invest if I'm not in the U.S.? ⌄

Yes, absolutely!

Just be aware that you're subject to your own country's securities laws. Essentially, you can invest unless the law of your country prevents you from investing.

Also be aware that when you go to invest, the payment options on WeFunder look like they're only for US investors. Never fear! It's quite easy. To do a transfer from your bank to WeFunder, select the 'wire' option, and WeFunder will give you more instructions about how and where to send your money.

How do I transfer money to WeFunder from outside the U.S.? ⌄

The payment options on WeFunder look like they're only for US investors. Never fear! It's quite easy. To do a transfer from your bank to WeFunder, select the 'wire' option, and WeFunder will give you more instructions about how and where to send your money.

One great option for transferring your money to WeFunder is https://transferwise.com. They're much cheaper than most foreign exchange options because they use the actual exchange rate, and only make money off of their small fee. (No, we don't have any connection to them, we just think they're great. We love good tech!)

Should I/we invest as an individual or a company? ⌄

Either. We absolutely accept investments from companies. For companies who have lost money in the past due to fraud, contracts being backed out of, and/or bad material quality claims, investing is a great way to support us in building a solution to those problems (and hopefully make a return on investment, also). Individuals who believe in our vision can also invest separately to their company.

How much have you or your company lost due to cancelled contracts and fraud in the last 10 years? If you were to invest 5% of those losses in the solution, not only could you decrease losses in the future, but with a possible ROI of 10x – 50x, the losses could be recovered! Plus, you would have a say in our product development.